As filed with the Securities and Exchange Commission on June 16, 2021
Registration No. 333-255171

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1 to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cottonwood Communities, Inc.
(Exact Name of Registrant as Specified in its Charter)

Maryland (State or other jurisdiction of incorporation or organization)	6798 (Primary Standard Industrial Classification Code Number)	61-1805524 (I.R.S. Employer Identification Number)

1245 Brickyard Rd., Suite 250
Salt Lake City, Utah 84106
(801) 278-0700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Daniel Shaeffer
Chief Executive Officer
Cottonwood Communities, Inc.
1245 Brickyard Rd., Suite 250
Salt Lake City, Utah 84106
(801) 278-0700
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

 With copies to:

Darryl Steinhause, Esq. Robert H. Bergdolt, Esq. Laura K. Sirianni, Esq. DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 (919) 786-2000	Josh Schneiderman, Esq. Snell & Wilmer L.L.P. 350 South Grand Ave., Suite 3100 Los Angeles, California 90071 Tel: (213) 929-2500

Approximate date of commencement of proposed sale of the securities to the public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.  Sales will be made upon  the satisfaction or waiver of all other conditions to the closing of the merger described in the registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-255171

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Issuer Third Party Tender Offer)  ☐

Explanatory Note

This post-effective amendment no. 1 to the Registration Statement on Form S-4 (No. 333-255171) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II

Information Not Required in the Prospectus

Item 21. Exhibits and Financial Statement Schedules.

(a) The following is a list of exhibits filed as part of this registration statement.

Ex.	Description
99.1	Consent of Altus Group U.S. Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on June 16, 2021.

COTTONWOOD COMMUNITIES, INC.

By:	/s/ Enzio Cassinis
Enzio Cassinis
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
*	Chief Executive Officer and Director	June 16, 2021
Daniel Shaeffer	(principal executive officer)

*	Chief Accounting Officer and Treasurer (principal accounting officer)	June 16, 2021

*	Chief Financial Officer (principal financial officer)	June 16, 2021

*	Executive Chairman of the Board and Director	June 16, 2021

*	Director	June 16, 2021

*	Director	June 16, 2021

*	Director	June 16, 2021

*By: /s/ Enzio Cassinis
Enzio Cassinis
President and Attorney-in-fact